                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(MARK ONE)
   [X]          ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
                THE SECURITIES EXCHANGE ACT 1934

                FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                           New Century Energies, Inc.
                 Employees' Savings and Stock Ownership Plan for
       Bargaining Unit Employees and Former Non-Bargaining Unit Employees
                                 (Title of plan)

                                       and

     New Century Energies, Inc. Employee Investment Plan for Bargaining Unit
               Employees and Former Non-Bargaining Unit Employees
                                 (Title of plan)



   [ ]          TRANSITION REPORT PURSUANT TO SECTION 15(d)
                OF THE SECURITIES AND EXCHANGE ACT OF 1934



COMMISSION FILE NUMBER 1-2927


                                XCEL ENERGY INC.
          (Name of issuer of the securities held pursuant to the plan)



                                800 Nicollet Mall
                          Minneapolis, Minnesota 55402
                    (Address of principal executive offices)

                                TABLE OF CONTENTS

                                                                                                          PAGE(s)
                                                                                                      ------------
Financial Statements
--------------------
     New Century Energies, Inc. Employees' Savings and Stock Ownership Plan for Bargaining
       Unit Employees and Former Non-Bargaining Unit Employees (BU Savings Plan)
       - Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000                    2
       - Statements of Changes in Net Assets Available for Benefits
           for the Years Ended December 31, 2001 and 2000                                                    3

     New Century Energies, Inc. Employee Investment Plan For Bargaining Unit Employees
       and Former Non-Bargaining Unit Employees (EIP Savings Plan)
       - Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000                    4
       - Statements of Changes in Net Assets Available for Benefits
           for the Years Ended December 31, 2001 and 2000                                                    5

Notes to Financial Statements for the BU Savings Plan and EIP Savings Plan                                   6

Supplemental Schedules of Assets (Held at Year End) and Reportable Transactions
     -BU Savings Plan (Schedules 1-2)                                                                    12-13
     -EIP Savings Plan (Schedules 3-4)                                                                   14-15

Signature                                                                                                   16

Independent Auditors' Report                                                                             17-20

Exhibits
     Exhibit 23.01: Consent of Independent Public Accountants                                               21

                           NEW CENTURY ENERGIES, INC.
                 EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR
       BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2001 AND 2000



                                                                                      2001                  2000
                                                                                      ----                  ----

ASSETS:
Investments, at fair value:
Xcel Energy Common Stock Fund (Notes 1 and 5):
     Participant Directed................................................       $     2,175,170      $      2,397,578
     Non-Participant Directed............................................            71,582,586            73,858,651
                                                                                ---------------      ----------------
                                                                                     73,757,756            76,256,229
Investments in Registered Investment Companies:
    Vanguard PRIMECAP Fund...............................................            92,405,737           112,850,146
    Vanguard Wellington Fund.............................................            40,746,407            38,359,191
    Vanguard 500 Index Fund..............................................            16,009,710            18,373,358
    Vanguard Total Bond Market Index Fund................................            12,677,189            10,467,068
    American Century Value Fund..........................................             3,145,131             1,663,129
    American Funds EuroPacific Growth Fund...............................             1,976,377             2,294,833
    American Funds SMALLCAP World Fund...................................             1,673,538             2,319,310
                                                                                ---------------      ----------------
                                                                                    168,634,089           186,327,035

Investment in Common/Collective Trusts:
    Vanguard Retirement Savings Trust Fund...............................            28,466,052            25,253,846

Participant Loans (Note 6)...............................................             6,311,241             6,002,772
                                                                                ---------------      ----------------

    Total investments....................................................           277,169,138           293,839,882
                                                                                ---------------      ----------------

Receivables:
    Employer contributions (Notes 1 and 3)...............................             3,749,329             5,551,479
    Employee contributions (Notes 1 and 3)...............................                 3,095                 1,702
    Dividend receivable..................................................               997,086                     -
                                                                                ---------------      ----------------
     Total receivables...................................................             4,749,510             5,553,181
                                                                                ---------------      ----------------

    Total assets.........................................................           281,918,648           299,393,063
                                                                                ---------------      ----------------

Net assets available for benefits........................................       $   281,918,648      $    299,393,063
                                                                                ===============      ================



                        See Notes to Financial Statements

                           NEW CENTURY ENERGIES, INC.
                 EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR
       BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000


                                                                                      2001                  2000
                                                                                      ----                  ----
Net investment (loss)/income:
    Interest and dividend income.........................................       $    12,046,419      $     17,998,148
    Interest income on participant loans.................................               387,065               374,793
    Net (depreciation)/appreciation in fair value of investments ........           (22,851,199)           19,344,655
                                                                                ----------------     ----------------
                                                                                    (10,417,715)           37,717,596

Contributions:
    Employer contributions...............................................             3,746,717             5,551,479
    Participant contributions............................................             9,558,813             9,360,042
                                                                                ---------------      ----------------
                                                                                     13,305,530            14,911,521

Transfers from the Plan (Note 1).........................................            (2,237,485)             (423,809)

Withdrawals, distributions and expenses:
    Distributions to participants-cash and common stock..................           (14,204,603)          (18,899,964)
    Dividends paid to participants.......................................            (3,920,142)           (3,658,355)
                                                                                ----------------     -----------------
                                                                                    (18,124,745)          (22,558,319)
                                                                                ----------------     -----------------

Net (decrease)/increase..................................................           (17,474,415)           29,646,989

Net assets available for benefits at beginning of year...................       $   299,393,063      $    269,746,074
                                                                                ---------------      ----------------

Net assets available for benefits at end of year.........................       $   281,918,648      $    299,393,063
                                                                                ===============      ================


                        See Notes to Financial Statements

                           NEW CENTURY ENERGIES, INC.
                     EMPLOYEE INVESTMENT PLAN FOR BARGAINING
             UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2001 AND 2000


                                                                                      2001                  2000
                                                                                      ----                  ----

ASSETS:
Investments, at fair value:
Xcel Energy Common Stock Fund (Notes 1 and 5)............................       $    45,877,511      $     47,931,552

Investments in Registered Investment Companies:
    Vanguard PRIMECAP Fund...............................................               481,828               468,746
    Vanguard Wellington Fund.............................................               130,480                89,107
    Vanguard 500 Index Fund..............................................               268,867               202,886
    Vanguard Total Bond Market Index Fund................................               348,894               295,073
    American Century Value Fund..........................................             1,913,316             1,631,840
    American Funds EuroPacific Growth Fund...............................               698,670               785,089
    American Funds SMALLCAP World Fund...................................                46,373                47,901
                                                                                ---------------      ----------------
                                                                                      3,888,428             3,520,642

Investment in Common/Collective Trusts:
    Vanguard Retirement Savings Trust Fund...............................               301,053               255,195
                                                                                ---------------      ----------------
     Total investments...................................................            50,066,992            51,707,389
                                                                                ---------------      ----------------

Receivables:
    Employer contributions (Notes 1 and 3)...............................               275,196               284,677
    Employee contributions (Notes 1 and 3)...............................                   978                    59
    Dividend receivable..................................................               620,190                     -
                                                                                ---------------      ----------------
     Total receivables...................................................               896,364               284,736
                                                                                ---------------      ----------------

    Total assets.........................................................            50,963,356            51,992,125
                                                                                ---------------      ----------------

Net assets available for benefits........................................       $    50,963,356      $     51,992,125
                                                                                ===============      ================



                        See Notes to Financial Statements

                           NEW CENTURY ENERGIES, INC.
                     EMPLOYEE INVESTMENT PLAN FOR BARGAINING
             UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000


                                                                                      2001                  2000
                                                                                      ----                  ----
Net investment income:
    Interest and dividend income.........................................       $     3,218,729      $      2,472,965
    Net (depreciation)/appreciation in fair value of investments ........            (2,253,185)           15,247,312
                                                                                ----------------     ----------------
                                                                                        965,544            17,720,277
Contributions:
    Employer contributions...............................................             1,049,731             1,081,668
    Participant contributions............................................             2,594,023             2,657,961
                                                                                ---------------      ----------------
                                                                                      3,643,754             3,739,629

Transfers from the Plan (Note 1).........................................            (1,088,225)              (98,987)

Withdrawals, distributions and expenses:
    Distributions to participants-cash and common stock..................            (2,074,717)           (2,189,705)
    Dividends paid to participants.......................................            (2,475,125)           (2,277,962)
                                                                                ----------------     -----------------
                                                                                     (4,549,842)           (4,467,667)
                                                                                ----------------     -----------------

Net (decrease)/increase..................................................            (1,028,769)           16,893,252

Net assets available for benefits at beginning of year...................       $    51,992,125      $     35,098,873
                                                                                ---------------      ----------------

Net assets available for benefits at end of year.........................       $    50,963,356      $     51,992,125
                                                                                ===============      ================

                        See Notes to Financial Statements

   NEW CENTURY ENERGIES, INC., EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR
       BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES
                                       AND
     NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT
               EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS


1.    DESCRIPTION OF PLANS

       The following includes plan descriptions of the New Century Energies, Inc. Employees' Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (BU Savings Plan) and the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (EIP Savings
       Plan). The BU Savings Plan and EIP Savings Plan are collectively known as the "Plans". Participants should refer to each Plan's agreement and to the "Prospectus and Supplemental Summary Plan Description Report" for a more complete description of each Plan's provisions. The Notes to Financial Statements generally apply to both plans and specific disclosures are presented to address matters for individual plans, where applicable.

       On Aug. 18, 2000, following receipt of all required regulatory approvals, Northern States Power Company (NSP) and New Century Energies, Inc. (NCE) merged and formed Xcel Energy Inc. (Xcel Energy). Each share of NCE common stock was exchanged for 1.55 shares of Xcel Energy common stock. NSP shares became Xcel Energy shares on a one-for-one basis. Cash was paid in lieu of any fractional shares of Xcel Energy common stock. The merger was structured as a tax-free, stock-for-stock exchange for shareholders of both companies (except for fractional shares) and accounted for as a pooling-of-interests.

       The prior year Form 11-K included three plans: New Century Energies, Inc. Employees' Savings and Stock Ownership Plan for Non-Bargaining Unit Employees; BU Savings Plan; and EIP Savings Plan. On December 31, 2001, the New Century Energies, Inc. Employees' Savings and Stock Ownership Plan for Non-Bargaining Unit Employees merged into the Xcel Energy Retirement Savings Plan and, therefore, has been incorporated into the 2001 Xcel Retirement Savings Plan Form 11-K.

       GENERAL - The Plans are employee benefit plans which provide eligible employees of NCE and their participating subsidiaries, the opportunity to participate in tax deferred savings plans. Each plan also provides for the ownership of Xcel Energy common stock through partial matching stock contributions. The Plans are defined contribution plans and the BU Savings Plan includes an employee stock ownership plan. Each Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       PLAN AND TRUST MANAGEMENT - The Plan Administrator of each plan is appointed by Xcel Energy's Board of Directors and has authority to control and manage the operation and administration of each plan. The Plans' assets are held by a trustee under a trust agreement(s) as adopted or amended by Xcel Energy. Each plan values the individual participants' accounts daily based on the current market value of each type of asset. Vanguard Fiduciary Trust Company is the recordkeeper and trustee for the Plans.

       PARTICIPATION -

       BU SAVINGS PLAN

       The BU Savings Plan allows for a full-time employee covered by a collective bargaining agreement to become a participant of this plan on or after the date the full-time employee first performs an hour of service for Xcel Energy, while a part-time employee (one who works less than 40 hours per week) must complete one year and 1,000 hours of service to become eligible. Certain former non-bargaining unit employees (i.e. substantially retirees prior to July 1, 1998) continue to participate in the BU Savings Plan.

       EIP SAVINGS PLAN

       The EIP Savings Plan allows for a full-time employee covered by a collective bargaining agreement to become a participant in this plan on or after the first day of the calendar quarter the employee completes one year of service. Certain former non-bargaining unit employees (i.e. substantially retirees prior to July 1, 1998) continue to participate in the EIP Savings Plan.

       EMPLOYEE AND EMPLOYER CONTRIBUTIONS - Each plan allows participants to contribute a portion of their pre-tax and after-tax compensation and allows for a discretionary company matching contribution (see Note 3).

       VESTING - Employees in each plan are immediately vested in all contributions, their own as well as company matching contributions.

       DISTRIBUTIONS - Distributions of the full balance of a participant's accounts can only be made for the following reasons: 1) upon retirement,
       2) upon total and permanent disability, 3) at death of a plan member (payment made to beneficiary), or 4) upon separation from Xcel Energy, including its participating subsidiaries.

       Members of these plans who become eligible for distributions will be eligible to receive their vested account balances in the funds and Xcel Energy common stock shares already allocated to the member as soon as is practical following the receipt by the trustee of the completed forms. Any amount not invested in Xcel Energy common stock will be paid in cash. For the BU Savings Plan, Xcel Energy common stock can be transferred in shares, or cash, or a combination of both (all fractional shares will be paid in cash). For the EIP Savings Plan, Xcel Energy common stock can be transferred in shares (fractional shares paid in cash).

       For each plan, if the total amount of the member's vested account exceeds $5,000, such plan cannot make the distribution until the member reaches age 65, unless the member consents in writing to an earlier date. If the total amount is less than $5,000, the amount will be distributed as soon as administratively possible.

       All vested account balances remaining in these plans after the member decides to terminate employment with Xcel Energy for any reason, will be invested in the funds of the member's choice (except that Employee Stock Ownership Program amounts in the BU Savings Plan will continue to be held in the Xcel Energy Common Stock Fund). For the BU Savings Plan which provides for participant loans (see Note 6), the member will not be eligible for loans or withdrawals. If the member has an outstanding loan when he/she or their beneficiary is to receive a distribution, the loan balance will be deducted from his/her distribution. The member will continue to receive his/her share of investment earnings and dividend distributions until the account is completely distributed.

       DIVERSIFICATION - Additionally, participants of age 55 or older who have completed at least ten years of participation in the Plan may elect to receive a limited distribution from the Plan as required in the Internal Revenue Code.

       TERMINATION OF THE PLANS - While Xcel Energy expects to continue the Plans, it reserves the right in its sole and absolute discretion to amend, modify, change or terminate these plans or any other benefit plan Xcel Energy may currently provide. Xcel Energy makes no commitments or representations concerning the continuation of these Plans. If Xcel Energy were to terminate the Plans, assets would be distributed in accordance to ERISA.

       ADMINISTRATIVE EXPENSES - Xcel Energy pays for certain administrative expenses of the Plans. Certain investment advisory, trustee and recordkeeping fees are paid by the Plans.

       DIVIDENDS -

       BU SAVINGS PLAN

       For the BU Savings Plan, dividends earned on the common stock purchased with employer contributions are distributed quarterly to these plan participants in cash and are taxed to the participants as ordinary dividend income. Dividends earned on the common stock purchased with employee contributions are automatically reinvested in the common stock fund and are considered taxable income when they are distributed from the BU Savings Plan.

       EIP SAVINGS PLAN

       For the EIP Savings Plan, dividends earned on the common stock purchased with employer and employee contributions are distributed quarterly to these plan participants in cash and are taxed to the participants as ordinary dividend income.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING - The accompanying financial statements of each plan have been prepared under the accrual method of accounting.

       USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

       INVESTMENT VALUATION AND INCOME RECOGNITION - The investments of the Plans are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by these plans at year-end. Xcel Energy's common stock is valued at its quoted market price. The change in the difference between fair value and the cost of investments, including realized gains and losses and unrealized appreciation (depreciation) is reflected in the statements of changes in net assets available for benefits.

       The Vanguard Retirement Savings Trust Fund, invests mainly in guaranteed investment contracts and alternative investment contracts. These contracts are carried in the Vanguard Retirement Savings Trust Fund's audited financial statements at fair value, which approximates contract value. The investment in the Vanguard Retirement Savings Trust Fund in the accompanying financial statements is valued at the appropriate plan's proportionate interest in the fund as of the financial statement date. Interest rates earned on the investment change daily. In general, the investments in this fund are of a high credit quality and short-term average maturities.

       Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

       PAYMENT OF BENEFITS - Benefit disbursements are recorded when paid.

  3.  PLAN FUNDING

       EMPLOYEE AND EMPLOYER CONTRIBUTIONS (EIP SAVINGS PLAN) - Participants may elect to contribute up to 15 percent of their pre-tax annual compensation, as defined in the EIP Savings Plan. The Employer, at its discretion, may make matching contributions and/or additional discretionary contributions to this plan each plan quarter in cash or shares of Xcel Energy's common stock. Employer contributions are subject to certain limitations. For the year ended December 31, 2001, Xcel Energy contributed to this plan amounts in accordance with the EIP Savings Plan agreement. Management considers dividends paid to participants on shares of Xcel Energy common stock and the tax savings resulting from these dividends and company matching contributions to this plan when determining the quarterly discretionary contribution. Xcel Energy's contributions for a plan year may be made at any time during the plan year or soon after the end of the plan year.

       EIP Savings Plan's participants may direct up to 25 percent of their deferral contributions and the company matching contributions. Participants may direct 100 percent of their rollover contributions. Participants may direct their contributions, the Employer contributions and any rollovers into any or all of nine available investment options. Any dividends and interest earned on investments directed by participants will be reinvested in each of those same investments automatically. If participants did not select one of the investment options, all of their contributions will be invested in the Xcel Energy Common Stock Fund.

       The Employee Investment Plan provides for two levels of discretionary company contributions: (1) matching contributions based on employee deferrals, and (2) contributions based on each eligible employee's covered base pay. The amount of these contributions, if any, is based on the tax savings resulting from the employer contribution and the payment of the pass through dividends, and is allocated to each eligible participant's account on a quarterly basis.

       EMPLOYEE CONTRIBUTIONS (BU SAVINGS PLAN) - The BU Savings Plan allow employees to contribute (in multiples of one percent) between 1% and 15% of their annual compensation in pre-tax contributions and between 1% and 8% in after-tax contributions. The combination of pre-tax and after-tax contributions cannot exceed 15%. Contributions may be deferred for income tax purposes, up to the Internal Revenue Code Section 402(g) limit. A member can change his/her percentage of authorized compensation to be contributed to the plan on a daily basis, to become effective the first day of the payroll period following receipt of the change by The Vanguard Group of Investment Companies.

      EMPLOYER CONTRIBUTIONS (BU SAVINGS PLAN) - Xcel Energy may contribute cash or shares of common stock of Xcel Energy to the BU Savings Plan. Xcel Energy's contributions for a plan year may be made at any time during the plan year or soon after the end of the plan year. The Board of Directors approved Xcel Energy's 2001 plan year match on March 27, 2002. Xcel Energy, as approved by the Board of Directors, matched contributions through the issuance of common stock valued at approximately $3.7 million and approximately $5.6 million for the 2001 and 2000 plan years. The number of shares of common stock contributed was determined using Xcel Energy's average common stock price for the plan year, and each participant's annual contribution eligible for matching (100% of the first 3%, and 50% of the next 4% of a participant's contribution).

4.    FEDERAL INCOME TAX STATUS

      BU SAVINGS PLAN AND EIP SAVINGS PLAN

      The Internal Revenue Service has determined and informed Xcel Energy by letter dated January 4, 1994, for the BU Savings Plan and by a letter dated March 12, 1998, for the EIP Savings Plan that each plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). These plans have been amended since receiving the determination letters. However, the Plan Administrator believes that these plans are designed and are currently being operated in compliance with the applicable provisions of the IRC.

5.    NONPARTICIPANT - DIRECTED INVESTMENTS

      Information on the net assets and the significant components of the change in net assets available for benefits relating to each Plan's nonparticipant - directed investment (Xcel Energy Common Stock Fund) is shown below:

                                                                                             DECEMBER 31,
                                                                                  ----------------------------------
      NET ASSETS:                                                                      2001               2000
                                                                                  ---------------   ----------------

      BU Savings Plan
           Xcel Energy Common Stock Fund                                          $    71,582,586   $     73,858,651
           Employer Contribution Receivable                                             3,749,329          5,551,479
                                                                                  ---------------   ----------------
                                                                                  $    75,331,915   $     79,410,130
                                                                                  ===============   ================
      EIP Savings Plan
           Xcel Energy Common Stock Fund                                          $    45,877,511   $     47,931,552
           Employer Contribution Receivable                                               275,196            284,677
           Employee Contribution Receivable                                                   978                 59
                                                                                  ---------------   ----------------
                                                                                  $    46,153,685   $     48,216,288
                                                                                  ===============   ================


                                                                                   FOR THE YEAR ENDED DECEMBER 31, 2001
                                                                                 -----------------------------------------
                                                                                   BU SAVINGS                 EIP SAVINGS
      CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS:                                   PLAN                       PLAN
                                                                                 ---------------           ---------------

      Interest and dividend income                                               $     3,920,142           $    2,475,125
      Net depreciation in fair value of investments                                   (2,226,116)              (2,207,790)
      Contributions                                                                    3,749,329                3,167,383
      Withdrawals, distributions and expenses                                         (9,671,876)              (4,443,020)
      Transfers to participant-directed investments, net                                 150,306               (1,054,301)
                                                                                 ---------------           ---------------
         Net decrease                                                            $   (4,078,215)           $   (2,062,603)
                                                                                 ===============           ===============

      The Xcel Energy Common Stock Fund of the EIP Savings Plan consists substantially of non-participant directed assets. These assets have been presented in the financial statements as non-participant directed.

6.    PARTICIPANT LOANS

      BU SAVINGS PLAN

      A participant may elect to borrow funds from his/her account in any amount greater than $1,000, but less than 50% of the participant's pre-tax account balance. In no event can a member borrow more than $50,000, minus the participant's highest outstanding loan balance in the previous 12 months. Loans are for a period not to exceed 5 years for non-home loans or 15 years for home loans. The loans bear interest at a rate determined by Xcel Energy based on prevailing market rates. A participant can only have one loan outstanding at a time. Repayment of the loans, plus interest, is credited to each participant's account, as paid.

7.    RELATED PARTY TRANSACTIONS

      Certain investments of the Plans are shares of Xcel Energy Common Stock. Also, certain investments of the Plans are shares of common/collective trust funds and short-term investments managed by Vanguard Fiduciary Trust. Vanguard is the trustee as defined by the Plans and, therefore, these transactions qualify as party-in-interest. Fees incurred for investment management services are paid by Xcel Energy on behalf of the Plans.

8.    RISKS AND UNCERTAINTIES

      The Plans provide for investment in a variety of investment funds. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

9.    INABILITY TO OBTAIN CONSENT OF PRIOR INDEPENDENT PUBLIC ACCOUNTANTS

      There may be risks and the participants' recovery may be limited as a result of the Plans' prior use of Arthur Andersen LLP as the Plans' independent public accounting firm. On June 15, 2002, Arthur Andersen LLP was convicted for obstruction of justice charges. Arthur Andersen LLP audited the Plans for the year ended December 31, 2000. On March 27, 2002, Arthur Andersen LLP was dismissed as the Plans' independent auditors and on April 30, 2002, Deloitte & Touche LLP was hired for the 2001 and 2002 fiscal years. Because the former audit partner and manager have left Arthur Andersen LLP, the Plans was not able to obtain the written consent of Arthur Andersen LLP as required by Section 7 of the Securities Act of 1933 (the Securities Act). Accordingly, participants will not be able to sue Arthur Andersen LLP pursuant to Section 11(a)(4) of the Securities Act and therefore may have their recovery limited as a result of the lack of consent.

                                                                      SCHEDULE 1


   NEW CENTURY ENERGIES, INC. EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR
       BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES


SCHEDULE H, PART IV, LINE 4I- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
----------------------------------------------------------------------


           IDENTITY OF ISSUE                          NUMBER OF SHARES/UNITS             COST                   CURRENT VALUE
   Xcel Energy Common Stock Fund (1):
     Xcel Energy Common Stock                                2,658,895               $ 50,456,782                $ 73,757,756

   Registered Investment Companies (1):
     Vanguard PRIMECAP Fund                                  1,793,590                 72,612,504                  92,405,737
     Vanguard Wellington Fund                                1,494,732                 39,569,422                  40,746,407
     Vanguard 500 Index Fund                                   151,192                 13,720,128                  16,009,710
     Vanguard Total Bond Market Index                        1,250,216                 12,431,248                  12,677,189
     American Century Value Fund                               449,304                  2,881,570                   3,145,131
     American Funds Euro Pacific Growth                         73,553                  2,640,370                   1,976,377
     American Funds SMALLCAP World                              73,016                  2,637,232                   1,673,538

   Common/ Collective Trust (1)
      Vanguard Retirement Savings Trust Fund                28,466,052                 28,466,052                  28,466,052
      Participant Loans 5.26%-7.83% (1)                                                 6,311,241                   6,311,241
                                                                                     ------------                ------------


   Total                                                                             $231,726,549                $277,169,138
                                                                                     ============                ============

 (1) Represents transaction with party-in-interest (Note 7)



                       The accompanying notes to financial
               statements are an integral part of this schedule.

                                                                      SCHEDULE 2


   NEW CENTURY ENERGIES, INC. EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR
       BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

SCHEDULE H, PART IV, LINE 4J - SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 2001

                                                                                                 CURRENT
                                                                                                 VALUE OF
                                                                                                 ASSET ON
IDENTITY OF PARTY                                                     SELLING                   TRANSACTION      NET
    INVOLVED           DESCRIPTION OF ASSET         PURCHASE PRICE     PRICE     COST OF ASSET     DATE         GAIN
--------------------  ----------------------------  --------------  -----------  -------------  -----------  ----------
The Vanguard Group      Vanguard PRIMECAP Fund       $14,737,811    $         -   $         -   $14,737,811  $        -
The Vanguard Group      Vanguard PRIMECAP Fund                 -     18,850,126    16,408,250    18,850,126   2,441,876
The Vanguard Group    Vanguard Retirement Savings     17,560,683              -             -    17,560,683           -
                            Trust Fund
The Vanguard Group    Vanguard Retirement Savings              -     14,348,478    14,348,478    14,348,478           -
                            Trust Fund
Xcel Energy Inc.       Xcel Energy Stock Fund         12,722,314              -             -    12,722,314           -
Xcel Energy Inc.       Xcel Energy Stock Fund                  -     10,991,811     9,074,509    10,991,811   1,917,302


No reportable transactions included lease rental or had expense incurred with these transactions.



                       The accompanying notes to financial
               statements are an integral part of this schedule.

                                                                      SCHEDULE 3


     NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT
               EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES


SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
------------------------------------------------------------------------


      IDENTITY OF ISSUE                                       NUMBER                        COST                     CURRENT VALUE
                                                                OF
                                                           SHARES/UNITS
Xcel Energy Common Stock Fund  (1):
      Xcel Energy Common Stock                              1,653,840                    34,002,025                     45,877,511

Registered Investment Companies (1):
     American Century Value Fund                              273,331                     1,759,887                      1,913,316
     American Funds Euro Pacific Growth                        26,002                       939,795                        698,670
     Vanguard Total Bond Market Index                          34,408                       345,958                        348,894
     Vanguard 500 Index Fund                                    2,539                       294,298                        268,867
     Vanguard PRIMECAP Fund                                     9,352                       560,478                        481,828
     Vanguard Wellington Fund                                   4,786                       138,596                        130,480
     American Funds SMALLCAP World                              2,023                        69,800                         46,373

Common/ Collective Trust (1)
     Vanguard Retirement Savings Trust Fund                   301,053                       301,053                        301,053
                                                                                       ------------                   ------------


Total                                                                                  $ 38,411,890                   $ 50,066,992
                                                                                       ============                   ============

 (1) Represents transaction with party-in-interest (Note 7)



                       The accompanying notes to financial
               statements are an integral part of this schedule.

                                                                      SCHEDULE 4


     NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT
               EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES



SCHEDULE H, PART IV, LINE 4J - SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 2001

                                                                                               CURRENT
                                                                                               VALUE OF
                                                                                               ASSET ON
IDENTITY OF PARTY                                                SELLING                      TRANSACTION       NET
   INVOLVED          DESCRIPTION OF ASSET     PURCHASE PRICE      PRICE      COST OF ASSET       DATE          GAIN
-----------------   -----------------------   --------------    ----------   -------------    -----------    ---------
Xcel Energy Inc.    Xcel Energy Stock Fund      $2,475,125      $        -    $         -     $2,475,125      $      -

Xcel Energy Inc.    Xcel Energy Stock Fund               -       2,475,125      2,475,125      2,475,125             -

Xcel Energy Inc.    Xcel Energy Stock Fund       3,225,735               -              -      3,225,735             -

Xcel Energy Inc.    Xcel Energy Stock Fund               -       3,071,986      2,212,742      3,071,986       859,244

No reportable transactions were for lease rental or had expense incurred with these transactions.





                       The accompanying notes to financial
               statements are an integral part of this schedule.

                                XCEL ENERGY INC.
                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, Xcel Energy Inc. has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized on June 28, 2002.

                               NEW CENTURY ENERGIES, INC. EMPLOYEES' SAVINGS AND
                              STOCK OWNERSHIP PLAN FOR BARGAINING UNIT EMPLOYEES
                                   AND FORMER NON-BARGAINING UNIT EMPLOYEES


                                  NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT
                                   PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER
                                           NON-BARGAINING UNIT EMPLOYEES


                                   By  /s/ David E. Ripka
                                       -----------------------------------------
                                                    David E. Ripka
                                                  Vice President and
                                                      Controller
                                                    Xcel Energy Inc.

   INDEPENDENT AUDITORS' REPORT



   New Century Energies, Inc. Employees' Savings and Stock Ownership Plan for
      Bargaining Unit Employees and Former Non-Bargaining Unit Employees

   We have audited the accompanying statement of net assets available for benefits of the New Century Energies, Inc. Employees' Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (the Plan) as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Plan as of December 31, 2000 and the related statement of changes in net assets available for benefits for the year then ended was audited by other auditors whose report, dated June 15, 2001, expressed an unqualified opinion on those statements.

   We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

   Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001 and schedule of reportable transactions for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


   June 24, 2002

   INDEPENDENT AUDITORS' REPORT



   New Century Energies, Inc. Employee Investment Plan for Bargaining Unit
      Employees and Former Non-Bargaining Unit Employees

   We have audited the accompanying statement of net assets available for benefits of the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (the Plan) as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Plan as of December 31, 2000 and the related statement of changes in net assets available for benefits for the year then ended was audited by other auditors whose report, dated June 15, 2001, expressed an unqualified opinion on those statements.

   We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

   Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001 and schedule of reportable transactions for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


   June 24, 2002

   THIS IS A COPY OF A PREVIOUSLY ISSUED ARTHUR ANDERSEN LLP REPORT. THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.
   (SEE NOTE 9 FOR FURTHER DISCUSSION)


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



   To the Participants and Plan Administrator of the NCE Employees' Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees:


   We have audited the accompanying statement of net assets available for benefits of the New Century Energies, Inc. Employees' Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the New Century Energies, Inc. Employees' Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years ended December 31, 2000 and 1999, in conformity with accounting principles generally accepted in the United States.

   Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules 4 through 6 of assets held at end of year, reportable transactions and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


   ARTHUR ANDERSEN LLP
   Minneapolis, Minnesota
    June 15, 2001

   THIS IS A COPY OF A PREVIOUSLY ISSUED ARTHUR ANDERSEN LLP REPORT. THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.
   (SEE NOTE 9 FOR FURTHER DISCUSSION)


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



   To the Participants and Plan Administrator of the NCE Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees:


   We have audited the accompanying statements of net assets available for benefits of the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years ended December 31, 2000 and 1999, in conformity with accounting principles generally accepted in the United States.

   Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules 7 through 9 of assets held at end of year, reportable transactions and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


   ARTHUR ANDERSEN LLP
   Minneapolis, Minnesota
    June 15, 2001